Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Real Estate Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-128624 and 333-140535) on Form S-8 and Form S-3 of Inland Real Estate Corporation (the Company) of our reports dated February 26, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2009 and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Company.

KPMG LLP

Chicago, Illinois

February 26, 2010